October 21, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Salem Media Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 000-26497

Dear Mr. Spirgel:

Set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in a letter dated October 11, 2016 relating to the above-captioned filing of Salem Media Group, Inc. For convenience, we have set forth the Staff’s comments in italics followed by our response. References to “we,” “us,” “our” and “management” refer to Salem Media Group, Inc. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Non-GAAP Financial Measures, page 45

1.	Your presentation of EBITDA is inconsistent with Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance in its entirety when preparing your next filing.

RESPONSE

Management has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“C&DIs”) regarding the presentation of EBITDA described in Question 103.01. In response to the C&DIs, we will revise our presentation of EBITDA to omit the adjustment relating to changes in fair value of interest rate swaps and instead include such adjustment in our presentation of Adjusted EBITDA. In future filings we will present EBITDA and Adjusted EBITDA in the manner presented below, except as updated to reflect future periods:

Reconciliation of Adjusted EBITDA to EBITDA and Net Income (Loss):

		Year Ended December 31,
	2011	2012	2013	2014	2015
		(Dollars in thousands)
Reconciliation of Adjusted EBITDA to EBITDA to Net Income (Loss)
Adjusted EBITDA	$53,767	$53,450	$52,824	$50,081	$50,439
Less non-cash stock-based compensation	(950)	(1,368)	(1,849)	(1,576)	(771)
Less net miscellaneous income and expenses	(40)	79	18	665	201
Less loss on early retirement of long-term debt	(2,169)	(1,088)	(27,795)	(391)	(41)
Less discontinued operations, net of tax	(741)	(95)	(37)	—	—
Less change in the estimated fair value of contingent earn-out consideration	—	—	—	(734)	1,715
Less gain on bargain purchase	—	—	—	—	1,357
Less impairment of indefinite-lived long-term assets other than goodwill	—	(88)	(1,006)	(34)	—
Less impairment of goodwill	—	—	(438)	(45)	(439)
Less impairment of long-lived assets	—	(6,808)	—	—	—
Less change in fair value of interest rate swaps	―	―	3,177	(2,702)	(1,273)
Less gain (loss) on the sale or disposal of assets	4,153	(49)	264	(251)	(181)
EBITDA	$54,020	$44,033	$25,158	$45,013	$51,007
Plus interest income	344	106	68	45	8
Less depreciation and amortization	(14,971)	(14,647)	(15,262)	(18,825)	(17,741)
Less interest expense, net of capitalized interest	(27,665)	(24,911)	(16,892)	(15,993)	(15,429)
Less provision for (benefit from) income taxes	(6,110)	(153)	4,192	(4,765)	(6,695)
Net income (loss)	$5,618	$4,428	($2,736)	$5,475	$11,150

Non-GAAP Financial Measures, page 45

2.	Please reconcile “Free Cash Flow” to its comparable GAAP measure which is “Net cash provided by continuing operating activities.” Since your Free Cash Flow reflects adjustments other than capital expenditures, please re-characterize and rename such non- GAAP measure as “Adjusted Free Cash Flow.”

RESPONSE

In response to the Staff’s comment, we will no longer present Free Cash Flow or Adjusted Free Cash Flow in future Form 10-Q and Form 10-K filings with the Commission. We use Adjusted Free Cash Flow, a non-GAAP financial measure, both in presenting our results to stockholders and the investment community, and in our internal evaluation and management of the business. We believe that Adjusted Free Cash Flow is used by investors and analysts who report on the Company to provide meaningful comparisons between broadcast groups. We will revise future earnings releases furnished under Item 2.02 Form 8-K to reflect our non-GAAP Free Cash Flow measure as “Adjusted Free Cash Flow” based on the nature of the adjustments. In addition, we will include a reconciliation of Adjusted Free Cash Flow to Net Cash Provided by Continuing Operating Activities in the manner presented below, except as updated to reflect future periods:

Reconciliation of Adjusted Free Cash Flow to Net Cash Provided by Continuing Operating Activities:

	2011	2012	2013	2014	2015
	(Dollars in thousands)
Adjusted Free Cash Flow	$19,966	$21,233	$25,300	$25,943	$26,987
Plus cash paid for interest, net of capitalized interest	26,053	23,448	16,747	14,518	14,289
Plus cash paid for taxes	226	220	242	257	330
Plus net cash paid for capital expenditures (1)	7,522	8,549	10,535	9,363	8,833
Adjusted EBITDA	$53,767	$53,450	$52,824	$50,081	$50,439
Less non-cash stock-based compensation	(950)	(1,368)	(1,849)	(1,576)	(771)
Less net miscellaneous income and expenses	(40)	79	18	665	201
Less loss on early retirement of long-term debt	(2,169)	(1,088)	(27,795)	(391)	(41)
Less discontinued operations, net of tax	(741)	(95)	(37)	—	—
Less change in the estimated fair value of contingent earn-out consideration	—	—	—	(734)	1,715
Less gain on bargain purchase	—	—	—	—	1,357
Less impairment of indefinite-lived long-term assets other than goodwill	—	(88)	(1,006)	(34)	—
Less impairment of goodwill	—	—	(438)	(45)	(439)
Less impairment of long-lived assets	—	(6,808)	—	—	—
Less change in fair value of interest rate swaps	―	―	3,177	(2,702)	(1,273)
Less gain (loss) on the sale or disposal of assets	4,153	(49)	264	(251)	(181)
EBITDA	$54,020	$44,033	$25,158	$45,013	$51,007
Plus interest income	344	106	68	45	8
Less depreciation and amortization	(14,971)	(14,647)	(15,262)	(18,825)	(17,741)
Less interest expense, net of capitalized interest	(27,665)	(24,911)	(16,892)	(15,993)	(15,429)
Less provision for (benefit from) income taxes	(6,110)	(153)	4,192	(4,765)	(6,695)
Net income (loss)	$5,618	$4,428	($2,736)	$5,475	$11,150
Loss from discontinued operations net of tax	741	95	37	—	—
Net income (loss) from continuing operations	$6,359	$4,523	($2,699)	$5,475	$11,150
Non-cash stock-based compensation	950	1,368	1,849	1,576	771
Tax benefit related to stock options exercised	(52)	(228)	339	120	133
Depreciation and amortization	14,971	14,647	15,262	18,825	17,741
Amortization of deferred financing costs	1,556	1,291	853	643	628
Accretion of financing items	186	179	194	187	188
Accretion of acquisition-related deferred payments and contingent earn-out consideration	—		—	576	349
Provision for bad debts	2,069	2,554	3,456	3,026	1,733
Deferred income taxes	5,404	(101)	(4,764)	4,375	6,313
Impairment of indefinite-lived long-term assets other than goodwill	—	6,896	1,006	34	—
Impairment of goodwill	—	—	438	45	439
Change in the fair value of interest rate swaps	—	—	(3,177)	2,702	1,273
Change in the estimated fair value of contingent earn-out consideration	—	—	—	734	(1,715)
(Gain) loss on the sale or disposal of assets	(4,153)	49	(264)	251	181
Gain on bargain purchase	—	—	—	—	(1,357)
Loss on early retirement of debt	2,169	1,088	27,795	391	41
Changes in operating assets and liabilities:
Accounts receivable	(633)	(2,556)	(3,049)	4,756	1,958
Inventories	—	—	—	(27)	(307)
Prepaid expenses and other current assets	(81)	118	(50)	237	(705)
Accounts payable and accrued expenses	980	3,291	(4,733)	4,041	(3,090)
Deferred revenue	(616)	(2,240)	(3,688)	(4,929)	(216)
Other liabilities	2,601	—	—	(1,125)	703
Income taxes payable	(5)	(30)	(33)	12	(81)
Net cash provided by continuing operating activities	$31,705	$30,849	$28,735	$41,925	$36,130

(1)	Net cash paid for capital expenditures reflects actual cash payments net of amounts reimbursable for tenant improvements allowances.

Management’s Discussion and Analysis, page 47

3.	We note that in your second quarter earnings call for the fiscal year ended December 31, 2016, your CEO stated that management is concerned with declines in Facebook traffic to your sites (46% decline). However, there is only a brief mention of this concern in your most recent MD&A, and no discussion regarding what steps, if any, management is taking to address changes in the Facebook newsfeed algorithm to counteract the negative impact to your number of page views and to increase your monetization of mobile advertising. Please revise accordingly. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

RESPONSE

In response to the Staff’s comment, in future filings, management will provide enhanced disclosures of applicable key variables and other qualitative or quantitative factors necessary for an understanding and evaluation of known trends and the impact of these trends on performance. These variables include the item noted with regard to the observed changes in Facebook algorithms that impact traffic to our sites.

Our discussion of these changes would read substantially as follows, except as updated to reflect future periods:

Digital revenue declined 2% during the second quarter of 2016. While overall traffic was steady as compared to prior periods, we noted a decline of 46% in traffic from Facebook as a result of changes in its algorithm featuring business posts. We continue to explore opportunities to promote mobile applications to become less reliant on Facebook generated traffic. Digital revenue is impacted by this change as mobile page views carry fewer ads per page than desktop and these ads typically carry lower rates as compared to Facebook generated traffic.

Please contact me at (805) 987-0400 with any questions or if you require further information.

Sincerely,

/s/ Christopher J. Henderson

Christopher J. Henderson

Senior Vice President and General Counsel

cc:

Securities and Exchange Commission

Kathryn Jacobson

Dean Suehiro

Joshua Shainess

Salem Media Group, Inc.

Edward G. Atsinger

Eric H. Halvorson

Evan D. Masyr

K&L Gates LLP

David C. Lee

Crowe Horwath, LLP

David L. Kral